M L M Care Corp.
Melora L. Galasso
Certified Public Accountant

Independent Accountant's Review Report

Executive Officers
Mealthy, Inc.

We have reviewed the accompanying financial statements of Mealthy, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of profit and loss, changes in equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 8 to the financial statements, the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should Mealthy, Inc. be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Melora L. Galasso
MLM Care Corp.
Mount Sinai, New York
April 19, 2019